EXHIBIT 1
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[GRAPHIC OMITTED]
[LOGO - IPSCO]                                          NEWS RELEASE

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FOR IMMEDIATE RELEASE


            TENTATIVE AGREEMENT REACHED IN IPSCO LABOUR NEGOTIATIONS


[REGINA, SASKATCHEWAN] 4 December 2002 -- IPSCO Inc. (NYSE/TSX: IPS) is pleased to announce that it has reached a tentative labour agreement with its workers in Regina and Calgary, represented by the United Steelworkers of America. Both Union locals involved have indicated they will recommend the terms of settlement be accepted by their membership. Ratification voting will be completed no later than Monday, December 9, 2002. Settlement details will not be released until the ratification process has been completed.

For further information on IPSCO, please visit the company's web site at www.ipsco.com.


Company Contact:
Kelly Brossart
IPSCO
Tel. (306) 924-7475
Release #02-35


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